# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Velo3D, Inc., CIK 0001825079
CUSIP: 92259N104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2710 Lakeview Ct., Fremont, California (CA), 94538
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001193125-21-297014
Filed by CIK 0001655220
Persons authorized to receive notices and communications: Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York (NY), 10528, (914) 833-5300

## Reporting persons
- Bessemer Venture Partners IX Institutional L.P. (CIK 0001624149): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 481,201; shared voting power 0; sole dispositive power 481,201; shared dispositive power 0; aggregate amount beneficially owned 481,201 (0.2% of the class)
- Bessemer Venture Partners IX L.P. (CIK 0001655213): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 600,636; shared voting power 0; sole dispositive power 600,636; shared dispositive power 0; aggregate amount beneficially owned 600,636 (0.3% of the class)
- Deer IX & Co. L.P. (CIK 0001655219): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,081,837; shared voting power 0; sole dispositive power 1,081,837; shared dispositive power 0; aggregate amount beneficially owned 1,081,837 (0.5% of the class)
- Deer IX & Co. Ltd. (CIK 0001655220): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,081,837; shared voting power 0; sole dispositive power 1,081,837; shared dispositive power 0; aggregate amount beneficially owned 1,081,837 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Velo3D, Inc.
Address of issuer's principal executive offices: 2710 Lakeview Ct., Fremont, California (CA), 94538
Comment: This Amendment No. 1 (this "Amendment") to Schedule 13D (the "Schedule 13D") is being filed by Bessemer Venture Partners IX Institutional L.P. ("BVP IX Inst"), Bessemer Venture Partners IX L.P. ("BVP IX", and together with BVP IX Inst, the "BVP IX Funds"), Deer IX & Co. L.P. ("Deer IX LP"), and Deer IX & Co. Ltd., ("Deer IX Co," and collectively with the BVP IX Funds and Deer IX LP, the "Reporting Persons"), which is the general partner of Deer IX LP. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 31, 2024, BVP IX Inst had sole voting and dispositive power with respect to 481,201 shares of Common Stock of the Issuer, constituting approximately 0.2% of the Issuer's Common Stock.
As of December 31, 2024, BVP IX had sole voting and dispositive power with respect to 600,636 shares of Common Stock of the Issuer, constituting approximately 0.3% of the Issuer's Common Stock.
As of December 31, 2024, Deer IX LP, as the general partner of each of the BVP IX Funds may be deemed to have sole voting and dispositive power with respect to all 1,081,837 shares of Common Stock of the Issuer owned by the BVP IX Funds, constituting approximately 0.5% of the Issuer's Common Stock.
As of December 31, 2024, Deer IX Co, as the general partner of Deer IX LP may be deemed to have sole voting and dispositive power with respect to all 1,081,837 shares of Common Stock of the Issuer owned by the BVP IX Funds, constituting approximately 0.5% of the Issuer's Common Stock.
The percent of class was calculated based on 194,896,717 shares of Common Stock issued and outstanding as of January 9, 2025, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Velo3D, Inc. on January 14, 2025.
The shares of Issuer's Common Stock reported in this Item 5 do not include 63,804 and 79,640 Earnout Shares that may be issued to BVP IX Inst and BVP IX, respectively, pursuant to the Business Combination Agreement, dated as of March 22, 2021, by and among the Issuer, Spitfire Merger Sub, Inc., and Velo3D US, Inc., as amended by Amendment #1 to Business Combination Agreement, dated as of July 20, 2021 filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer's predecessor in interest and previously known as JAWS Spitfire Acquisition Corporation with the Securities and Exchange Commission on March 23, 2021.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transaction in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer's Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On December 24, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

## Signatures
- Bessemer Venture Partners IX Institutional L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the GP of Deer IX & Co. L.P., the GP of Bessemer Venture Partners IX Institutional L.P. (02/14/2025)
- Bessemer Venture Partners IX L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the General Partner of Deer IX & Co. L.P., the General Partner of Bessemer Venture Partners IX L.P. (02/14/2025)
- Deer IX & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer IX & Co. Ltd., the General Partner of Deer IX & Co. L.P. (02/14/2025)
- Deer IX & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel (02/14/2025)